UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, October 28, 2014.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B) issued today, in the international markets, US$250 million 4.375% unsecured notes due 2025, which will be used to refinance existing indebtedness. The Company filed today the information below with the Chilean Securities and Insurance Commission (Superintendencia de Valores y Seguros or “SVS”) in compliance with the Official Notice No.1072 issued by the SVS, and as a material event in compliance with articles 9 and 10 of Law No.18,045 and SVS Rule No. 30 and in response to the Letter – Material Event dated October 23, 2014.

INTERNATIONAL BOND ISSUANCE

1.0	ISSUER IDENTIFICATION

1.1	Legal name: Sociedad Química y Minera de Chile S.A.

1.2	Trade name: SQM

1.3	R.U.T: 93.007.000-9

1.4	Registration number in the Chilean Securities and Insurance Commission: 0184

1.5	Address: El Trovador 4285, Las Condes

1.6	Phone number: +56-2-2425 2485

1.7	Business description: Production of other chemical products

2.0	THIS COMMUNICATION IS UNDER THE PROVISIONS OF ARTICLE 9 AND SECOND PARAGRAPH OF ARTICLE 10 OF LAW NO. 18,045, WHICH IS ABOUT A MATERIAL EVENT REGARDING THE COMPANY, ITS BUSINESS, ITS PUBLIC OFFERING VALUES AND / OR OFFER OF THEM, AS APPLICABLE.

3.0	ISSUANCE FEATURES

3.1	Currency of issuance: Dollars of the United States of America

3.2	Amount of total issuance: US$250,000,000

3.3	Bearer / to order: Bonds registered under the holders’ names on the Trustee’s books

3.4	Series: One
3.4.1	Amount of the series: N/A

3.4.2	No. of bonds: N/A

3.4.3	Denominations: U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

3.4.4	Reset type: N/A

3.4.5	Interest rate: 4.375% annual, 30/360

3.4.6	Date of issuance: October 28, 2014

3.4.7	For every bond series complete the following payment schedule:

Coupon	Amortization coupon	Maturity	Interest	Amortization	Total payment	Outstanding principal
		Date

1		January 28, 2015	2,734,375.00	0	2,734,375.00	250,000,000.00
2		July 28, 2015	5,468,750.00	0	5,468,750.00	250,000,000.00
3		January 28, 2016	5,468,750.00	0	5,468,750.00	250,000,000.00
4		July 28, 2016	5,468,750.00	0	5,468,750.00	250,000,000.00
5		January 28, 2017	5,468,750.00	0	5,468,750.00	250,000,000.00
6		July 28, 2017	5,468,750.00	0	5,468,750.00	250,000,000.00
7		January 28, 2018	5,468,750.00	0	5,468,750.00	250,000,000.00
8		July 28, 2018	5,468,750.00	0	5,468,750.00	250,000,000.00
9		January 28, 2019	5,468,750.00	0	5,468,750.00	250,000,000.00
10		July 28, 2019	5,468,750.00	0	5,468,750.00	250,000,000.00
11		January 28, 2020	5,468,750.00	0	5,468,750.00	250,000,000.00
12		July 28, 2020	5,468,750.00	0	5,468,750.00	250,000,000.00
13		January 28, 2021	5,468,750.00	0	5,468,750.00	250,000,000.00
14		July 28, 2021	5,468,750.00	0	5,468,750.00	250,000,000.00
15		January 28, 2022	5,468,750.00	0	5,468,750.00	250,000,000.00
16		July 28, 2022	5,468,750.00	0	5,468,750.00	250,000,000.00
17		January 28, 2023	5,468,750.00	0	5,468,750.00	250,000,000.00
18		July 28, 2023	5,468,750.00	0	5,468,750.00	250,000,000.00
19		January 28, 2024	5,468,750.00	0	5,468,750.00	250,000,000.00
20		July 28, 2024	5,468,750.00	0	5,468,750.00	250,000,000.00
21	1	January 28, 2025	5,468,750.00	250,000,000.00	255,468,750.00	0

3.5	Guarantees:

YES: ☐	NO: ☒

3.5.1	Amounts and types of the guarantees: N/A

3.6	Optional Redemption:

YES: ☒	NO: ☐

3.6.1	Redemption and dates: Included in the Indenture and consider, among other things:

3.6.1.1	The ability of the Company to redeem the bonds in whole but not in part, at the option of the Company, at any time, on the terms and conditions contained in the Indenture.

3.6.1.2 The ability of the Company to redeem the bonds in whole or in part, beginning on October 28, 2024, on the terms and conditions contained in the Indenture.

4.0	OFFER:

Public:☐	Private: ☒

5.0	COUNTRY OF ISSUANCE

5.1	Name: United States of America

5.2	Standards for dealing approval: Private placement pursuant to Rule 144A and Regulation S of the Securities Act of the United States of America.

6.0	REPORTING REQUIREMENTS

6.1	To future bond holders: The information required by the Indenture, which includes the following:

•	Company financial information (Annual and quarterly Financial Statements), and
•	Certificates of compliance with covenants and conditions under the Indenture.

6.2	To future bond holders trustees:
•	See previous section 6.1

7.0	INDENTURE

7.1	General features:
•	Principal: US$ 250,000,000
•	Nominal interest rate: 4.375% anual 30/360
•	Maturity: January 28, 2025

7.2	Rights and obligations of bond holders: They are contained in the Indenture and they are standard rights and obligations for transactions of this nature, such as timely payment of principal and interest, payment of additional amounts as appropriate, the right to demand payment in advance in case of failure to comply, the right to request information, among others.

8.0	IMPORTANT ADDITIONAL INFORMATION

The registration of the bonds has been applied on the Official List of the Luxembourg Stock Exchange (Luxembourg Stock Exchange) and is in the process of being admitted to transactions in the Euro MTF Market.

9.0	LIABILITY STATEMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: October 28, 2014
By: Ricardo Ramos
CFO & Vice-President of Development